SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For September 2008

Commission File Number 0-28800

DRDGOLD Limited

EBSCO House 4
299 Pendoring Avenue
Blackheath
Randburg, South Africa, 2195

(*Address of principal executive offices*)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of September 2008, incorporated by reference herein:

<u>Exhibit</u>

99.1   Release dated September 30, 2008, entitled "POSTING OF ANNUAL FINANCIAL STATEMENTS, NO CHANGE STATEMENT AND ANNUAL GENERAL MEETING ("AGM")".

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED

Date: September 30, 2008   By: /s/ Themba Gwebu
                                               Name: Themba Gwebu
                                               Title: Company Secretary

Exhibit 99.1

DRDGOLD LIMITED

(Incorporated in the Republic of South Africa)

(Registration number 1895/000926/06)

JSE share code: DRD

ISIN: ZAE000058723

Issuer code: DUSM

Nasdaq trading symbol: DROO

("DRDGOLD" or "the company")

POSTING OF ANNUAL FINANCIAL STATEMENTS, NO CHANGE ANNOUNCEMENT AND ANNUAL GENERAL MEETING ("AGM")

Shareholders are advised that the audited Annual Financial Statements of the company were posted today, Tuesday, 30 September 2008. There have been no changes to the reviewed results released on 21 August 2008.

Shareholders are advised that the AGM of the company will be held at 12h00 on Friday, 28 November 2008 at the registered office of the company, Ebsco House 4, 299 Pendoring Avenue, Blackheath, Randburg, South Africa. The notice of the meeting is contained in the abovementioned Annual Financial Statements.

Randburg

30 September 2008

Sponsor

QuestCo Sponsors (Pty) Limited